Exhibit 8

SUBSIDIARIES OF PREEM HOLDINGS AB (PUBL)

1.     Preem Petroleum AB (publ), a corporation organized under the laws of the Kingdom of Sweden

2.     Preem Finans AB, a corporation organized under the laws of the Kingdom of Sweden

3.     Preem Raffinaderi AB, a corporation organized under the laws of the Kingdom of Sweden

4.     Skandinaviska Raffinaderi AB Scanraff, a corporation organized under the laws of the Kingdom of Sweden